EXHIBIT 99.1

YANDEX N.V.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles (“RUB”) and U.S. dollars (“$”), except share and per share data)

d

		As of
	Notes	December 31, 2021*	March 31, 2022	March 31, 2022
		RUB	RUB	$
ASSETS
Cash and cash equivalents	3	79,275	86,047	1,023.3
Term deposits		23,415	1,999	23.8
Investments in marketable equity securities		4,049	—	—
Accounts receivable, less allowance for doubtful accounts of RUB 2,716 and RUB 3,344, respectively	3	43,568	39,443	469.1
Prepaid expenses		12,663	14,429	171.7
Inventory		9,587	13,494	160.5
Funds receivable, net		6,180	3,298	39.2
Investments in debt securities		452	154	1.8
VAT reclaimable		13,498	13,927	165.6
Other current assets	3	7,288	7,005	83.3
Total current assets		199,975	179,796	2,138.3
Property and equipment, net	5	98,325	110,750	1,317.1
Operating lease right-of-use assets	6	36,245	34,788	413.7
Intangible assets, net		22,359	23,562	280.2
Content assets, net	8	13,767	14,647	174.2
Goodwill		117,864	118,965	1,414.8
Long-term prepaid expenses		3,278	3,382	40.3
Equity method investments	3	9,425	10,547	125.4
Investments in non-marketable equity securities		790	917	10.9
Deferred tax assets		5,625	5,871	69.8
Other non-current assets	3	7,843	7,945	94.5
Total non-current assets		315,521	331,374	3,940.9
TOTAL ASSETS		515,496	511,170	6,079.2
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	3	84,495	85,739	1,019.7
Income and non-income taxes payable	3	16,196	14,673	174.5
Deferred revenue		10,415	10,256	122.0
Convertible debt	10	—	104,460	1,242.3
Total current liabilities		111,106	215,128	2,558.5
Convertible debt	10	85,835	—	—
Deferred tax liabilities		2,989	2,714	32.3
Operating lease liabilities	6	24,642	23,544	280.0
Finance lease liabilities	6	15,350	16,148	192.0
Other accrued liabilities		2,649	3,497	41.5
Total non-current liabilities		131,465	45,903	545.8
Total liabilities		242,571	261,031	3,104.3
Commitments and contingencies	9
Redeemable noncontrolling interests		869	435	5.2
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding		—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 323,800,479, Class B: 35,698,674, and Class C: 10,000); shares outstanding (Class A: 323,004,678 and 323,241,816, Class B: 35,698,674, and Class C: nil)		281	281	3.3
Treasury shares at cost (Class A: 795,801 and 558,663, respectively)		(2,728)	(1,393)	(16.6)
Additional paid-in capital		112,942	105,600	1,255.9
Accumulated other comprehensive income		16,193	10,413	123.9
Retained earnings		131,488	119,486	1,421.0
Total equity attributable to Yandex N.V.		258,176	234,387	2,787.5
Noncontrolling interests		13,880	15,317	182.2
Total shareholders’ equity		272,056	249,704	2,969.7
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		515,496	511,170	6,079.2

* Derived from audited consolidated financial statements

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Three months ended March 31,
	Notes	2021	2022	2022
		RUB	RUB	$
Revenues	3	73,136	106,010	1,260.7
Operating costs and expenses:
Cost of revenues(1)		34,042	51,011	606.7
Product development(1)		11,009	19,161	227.9
Sales, general and administrative(1)		23,095	40,805	485.2
Depreciation and amortization		5,257	7,467	88.8
Total operating costs and expenses		73,403	118,444	1,408.6
Income/(loss) from operations		(267)	(12,434)	(147.9)
Interest income		1,177	1,362	16.2
Interest expense		(793)	(620)	(7.4)
Income/(loss) from equity method investments		(1)	(365)	(4.3)
Other income/(loss), net		459	1,538	18.3
Net income/(loss) before income taxes		575	(10,519)	(125.1)
Income tax expense	7	3,795	2,518	29.9
Net income/(loss)		(3,220)	(13,037)	(155.0)
Net income/(loss) attributable to noncontrolling interests		243	(1,386)	(16.5)
Net income/(loss) attributable to Yandex N.V.		(2,977)	(14,423)	(171.5)
Net income/(loss) per Class A and Class B share:
Basic	2	(8.38)	(39.56)	(0.47)
Diluted	2	(8.38)	(39.56)	(0.47)
Weighted average number of Class A and Class B shares used in per share computation
Basic	2	355,411,772	364,570,692	364,570,692
Diluted	2	355,411,772	364,570,692	364,570,692

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	124	151	1.8
Product development	3,442	3,540	42.1
Sales, general and administrative	2,238	2,574	30.6

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In millions of Russian rubles and U.S. dollars)

	Three months ended March 31,
	2021	2022	2022
	RUB	RUB	$
Net income/(loss)	(3,220)	(13,037)	(155.0)
Foreign currency translation, net of tax of nil	659	(5,809)	(69.1)
Total comprehensive income/(loss)	(2,561)	(18,846)	(224.1)
Total comprehensive (income)/loss attributable to noncontrolling interests	42	(1,357)	(16.2)
Total comprehensive income/(loss) attributable to Yandex N.V.	(2,519)	(20,203)	(240.3)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Three months ended March 31,
	Notes	2021	2022	2022
		RUB	RUB	$
CASH FLOWS PROVIDED BY/(USED IN) OPERATING ACTIVITIES:
Net income/(loss)		(3,220)	(13,037)	(155.0)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of property and equipment	5	3,776	5,791	68.9
Amortization of intangible assets		1,481	1,676	19.9
Amortization of content assets	8	1,390	2,302	27.4
Operating lease right-of-use assets amortization and the lease liability accretion		2,399	4,226	50.3
Amortization of debt discount and issuance costs	10	517	53	0.6
Share-based compensation expense	11	5,804	6,265	74.5
Deferred income tax expense/(benefit)		(403)	(38)	(0.5)
Foreign exchange losses/(gains)		(264)	(1,672)	(19.9)
Loss/(income) from equity method investments		1	365	4.3
Provision for expected credit losses		282	637	7.6
Other		(51)	1,145	13.7
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net		(1,848)	4,257	50.6
Prepaid expenses		(509)	(880)	(10.5)
Inventory		(1,606)	(3,664)	(43.6)
Accounts payable, accrued and other liabilities and non-income taxes payable		6,941	(10,462)	(124.4)
Deferred revenue		(175)	(216)	(2.6)
Content assets		(4,659)	(3,182)	(37.8)
Content liabilities		3,266	171	2.0
Other assets		(4,561)	2,213	26.3
Net cash provided by/(used in) operating activities		8,561	(4,050)	(48.2)
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(3,559)	(17,983)	(213.9)
Proceeds from sale of property and equipment		23	13	0.2
Acquisitions of businesses, net of cash acquired		(7,228)	(820)	(9.8)
Investments in non-marketable equity securities		(110)	(251)	(3.0)
Investments in marketable equity securities		(8,447)	—	—
Proceeds from sale of marketable equity securities		157	5,859	69.7
Investments in debt securities		—	100	1.2
Investments in term deposits		(130,310)	(2,000)	(23.8)
Maturities of term deposits		100,171	23,769	282.7
Loans granted		(86)	(12)	(0.1)
Proceeds from repayments of loans		—	439	5.2
Net cash provided by/(used in) investing activities		(49,389)	9,114	108.4

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of Russian rubles and U.S. dollars)

		Three months ended March 31,
	Notes	2021	2022	2022
		RUB	RUB	$
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options		620	—	—
Repurchases of share options		(42)	—	—
Payment of overdraft borrowings		—	(2,940)	(35.0)
Payment of contingent consideration and holdback amount		(10)	(29)	(0.3)
Payment for finance leases		(74)	(347)	(4.1)
Purchase of redeemable noncontrolling interests		(637)	(499)	(5.9)
Other financing activities		(71)	283	3.3
Net cash used in financing activities		(214)	(3,532)	(42.0)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		1,521	5,381	64.0
Net change in cash and cash equivalents, and restricted cash and cash equivalents		(39,521)	6,913	82.2
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		132,446	79,399	944.3
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		92,925	86,312	1,026.5

RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		132,398	79,275	942.8
Restricted cash and cash equivalents, beginning of period		48	124	1.5
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		132,446	79,399	944.3
Cash and cash equivalents, end of period		92,878	86,047	1,023.3
Restricted cash and cash equivalents, end of period		47	265	3.2
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		92,925	86,312	1,026.5
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes		4,399	2,785	33.1
Cash paid for acquisitions		7,300	1,031	12.3
Convertible notes coupon paid		344	439	5.2
Interest paid for finance leases		59	278	3.3
Operating cash flows from operating leases		2,715	3,043	36.2
Non-cash operating activities:
Increase of right-of-use assets due to new operating lease and lease modification		10,209	2,237	26.6
Non-cash investing activities:
Acquired property and equipment and intangible assets not yet paid for		2,841	3,422	40.7
Non-cash financing activities:
Increase of right-of-use assets due to new finance lease and lease modification		523	1,320	15.7

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Table of Contents

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended March 31, 2021
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	NCI	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2020	1	—	354,210,532	278	(6)	160,857	17,923	145,789	20,094	344,935	3,167
Share-based compensation expense	—	—	—	—	—	5,966	—	—	—	5,966	—
Exercise of share options (Note 11)	—	—	1,785,241	—	—	628	—	—	—	628	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(60)	—	—	—	(60)	—
Reissue of shares for options exercised	—	—	—	—	2	(2)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	302	—	6	—	308	(870)
Foreign currency translation adjustment	—	—	—	—	—	—	458	—	201	659	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	437	—	437	(438)
Net (loss) / income	—	—	—	—	—	—	—	(2,977)	(243)	(3,220)	—
Other	—	—	—	1	(1)	145	—	(26)	(48)	71	—
Balance as of March 31, 2021	1	—	355,995,773	279	(5)	167,836	18,381	143,229	20,004	349,724	1,859

	Three months ended March 31, 2022
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2021	1	—	358,703,352	281	(2,728)	112,942	16,193	131,488	13,880	272,056	869
Effect of adoption of ASU 2020-06 (Note 1)	—	—	—		—	(8,573)	—	2,511	—	(6,062)	—
Adjusted balance as of January 1, 2022	1	—	358,703,352	281	(2,728)	104,369	16,193	133,999	13,880	265,994	869
Share-based compensation expense	—	—	—	—	—	2,617	—	—	—	2,617	—
Exercise of share options (Note 11)	—	—	237,138	—	—	—	—	—	—	—	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(25)	—	—	—	(25)	—
Reissue of shares for options exercised	—	—	—	—	1,335	(1,335)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	53	—	(93)	—	(40)	(430)
Foreign currency translation adjustment	—	—	—	—	—	—	(5,780)	—	(29)	(5,809)	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	4	—	4	(4)
Net (loss) / income	—	—	—	—	—	—	—	(14,423)	1,386	(13,037)	—
Other	—	—	—	—	—	(79)	—	(1)	80	—	—
Balance as of March 31, 2022	1	—	358,940,490	281	(1,393)	105,600	10,413	119,486	15,317	249,704	435
Balance as of March 31, 2022, $		—		3.3	(16.6)	1,255.9	123.9	1,421.0	182.2	2,969.7	5.2

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

Table of Contents

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Yandex N.V., the parent company, together with its consolidated subsidiaries (collectively “Yandex” or the “Company”), is a technology company that builds intelligent products and services powered by machine learning and other technologies. Yandex is one of Europe's largest internet companies and the leading search and ride-hailing provider in Russia.

Yandex N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of Yandex LLC, incorporated in the Russian Federation in October 2000, and other subsidiaries.

Basis of Presentation and Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. As such, the information included in these unaudited condensed consolidated financial statements for the three-month period ended March 31, 2022 should be read in conjunction with the consolidated financial statements and the notes thereto included in the Annual Report on Form 20-F for the year ended December 31, 2021.

In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments, which are of a normal recurring nature, necessary for a fair statement of its financial position as of March 31, 2022, and its results of operations, comprehensive income/(loss), cash flows and change in equity for the periods presented. The condensed consolidated balance sheet as of December 31, 2021, was derived from audited annual consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2021 but does not contain all of the related footnote disclosures.

There have been no material changes in the Company’s significant accounting policies and estimates as compared to those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

The results for the three months ended March 31, 2022 are not necessarily indicative of the operating results expected for the year ending December 31, 2022 or any other future period. The potential risks and uncertainties that could cause actual results to differ from the operating results expected include, among others, geopolitical and macroeconomic developments affecting the Russian economy or the Company’s business, changes in the political, legal and/or regulatory environment, the impact of the ongoing COVID-19 pandemic and regulatory and business responses to that crisis, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and the Company’ need to expend capital to accommodate the growth of the business.

The accompanying unaudited condensed consolidated financial statements were prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As described in Note 10, following the suspension of trading of the Company’s Class A shares on the Nasdaq Global Select Market for more than five trading days, the holders of the Company’s convertible notes due March 3, 2025 have the right to require the Company to redeem the notes at par, and the Company does not have the funds available to redeem the notes in full. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and amounts of revenues and expenses for the reporting period. The Company bases its estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

carrying values of assets and liabilities, that are believed to be reasonable. These estimates are inherently subject to judgment and actual results could differ from those estimates.

Convenience Translation

Translations of amounts from RUB into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUB 84.0851 to $1.00, the exchange rate as of March 31, 2022 (except as otherwise stated). No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate. After the balance sheet date, the ruble has been experiencing a period of significant volatility.

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, “Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021.

Prior to the adoption of ASU 2020-06, the Company separately accounted for the liability and equity components of the Company’s convertible notes due March 3, 2025. The value of the liability component as of the date of issuance was recognized at the present value of its cash flows using a discount rate of 3.059%, the Company's estimated borrowing rate at the date of the issuance for a similar debt instrument without the conversion feature. The value of the equity component as of the date of issuance was calculated by deducting the fair value of the liability component from the initial proceeds ascribed to the convertible debt instrument as a whole and was recorded as a debt discount. Debt discount was amortized using the effective interest method over the period from the origination date through the stated maturity date. The equity component was included in additional paid-in capital in the consolidated balance sheet as of December 31, 2021.

The Company adopted the standard effective January 1, 2022, using the modified retrospective method. The prior period consolidated financial statements have not been retrospectively adjusted and continue to be reported under the accounting standards in effect for those periods. As a result of the adoption, the Company recorded a RUB 8,573 decrease in additional paid in capital from the derecognition of the equity component of the convertible debt, net of tax effects, a RUB 6,404 increase in the liability component from the derecognition of the debt discount and debt issuance cost associated with the equity component of the convertible debt, and a RUB 2,511 increase to the opening balance of retained earnings, representing the cumulative interest expense, net of tax effects, recognized related to the amortization of the conversion option of such convertible debt. The Company also wrote off the deferred tax liabilities in the amount of RUB 342 as well as increased the deferred tax assets and respective valuation allowance in the same amount of RUB 1,330 from the derecognition of the equity component (Note 7). As a result of the adoption, starting on January 1, 2022, interest expense is reduced as a result of accounting for the Company’s convertible notes due March 3, 2025 as a single liability measured at its amortized cost.

Accordingly, the impact of the changes on affected consolidated balance sheet line items as of January 1, 2022 for the adoption of the ASU 2020-06 was as follows:

	Balances as of December 31, 2021	Adjustments from Adoption of ASU 2020-06	Balances as of January 1, 2022
	RUB	RUB	RUB
Convertible debt	85,835	6,404	92,239
Deferred tax liabilities	2,989	(342)	2,647
Additional paid-in capital	112,942	(8,573)	104,369
Retained earnings	131,488	2,511	133,999

Adoption of the ASU 2020-06 did not have a material effect on the diluted net income/(loss) per share.

F-10

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

2.	NET INCOME/(LOSS) PER SHARE

Basic net income/(loss) per Class A and Class B ordinary share for the three months ended March 31, 2021 and 2022 is computed on the basis of the weighted average number of ordinary shares using the two class method. Basic net income/(loss) per share is computed using the weighted average number of ordinary shares during the period and including vested restricted share units. Diluted net income/(loss) per ordinary share is computed using the dilutive effect of share-based awards calculated using the “treasury stock” method.

The computation of the diluted net income/(loss) per Class A share assumes the conversion of Class B shares, while the diluted net income/(loss) per Class B share does not assume the conversion of those shares. The net income/(loss) per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of share-based awards excluded from the diluted net income/(loss) per ordinary share computation, because their effect was anti-dilutive for the three months ended March 31, 2021 and 2022, was 13,735,881 and 18,287,953, respectively.

The convertible debt is included in the calculation of diluted net income per share if its inclusion is dilutive under the if-converted method. The convertible debt was anti-dilutive in the three months ended March 31, 2021 and 2022.

The components of basic and diluted net income/(loss) per share were as follows:

	Three Months ended March 31,
	2021		2022
	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	$	RUB	$
Net income/(loss), allocated for basic	(2,678)	(299)	(13,011)	(154.7)	(1,412)	(16.8)
Reallocation of net income/(loss) as a result of conversion of Class B to Class A shares	(299)	—	(1,412)	(16.8)	—	—
Net income/(loss), allocated for diluted	(2,977)	(299)	(14,423)	(171.5)	(1,412)	(16.8)
Weighted average ordinary shares used in per share computation — basic	319,703,098	35,708,674	328,872,018	328,872,018	35,698,674	35,698,674
Effect of:
Conversion of Class B to Class A shares	35,708,674	—	35,698,674	35,698,674	—	—
Weighted average ordinary shares used in per share computation — diluted	355,411,772	35,708,674	364,570,692	364,570,692	35,698,674	35,698,674
Net income/(loss) per share attributable to ordinary shareholders:
Basic	(8.38)	(8.38)	(39.56)	(0.47)	(39.56)	(0.47)
Diluted	(8.38)	(8.38)	(39.56)	(0.47)	(39.56)	(0.47)

3.	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2021 and March 31, 2022 consisted of the following:

	December 31, 2021	March 31, 2022	March 31, 2022
	RUB	RUB	$
Cash	34,012	44,332	527.2
Cash equivalents:
Bank deposits	45,214	40,926	486.7
Other cash equivalents	49	789	9.4
Total cash and cash equivalents	79,275	86,047	1,023.3

F-10

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Current expected credit losses for cash, cash equivalents, term deposits, funds receivable and other financial assets were immaterial for the three months ended March 31, 2021 and 2022. All of the Company’s cash is held at financial institutions that management believes to be of high credit quality.

Accounts Receivable, Net

Accounts receivable as of December 31, 2021 and March 31, 2022 consisted of the following:

	December 31, 2021	March 31, 2022	March 31, 2022
	RUB	RUB	$
Trade accounts receivable	46,284	42,787	508.9
Allowance for credit losses	(2,716)	(3,344)	(39.8)
Total accounts receivable, net	43,568	39,443	469.1

Movements in the allowance for expected current credit losses on trade receivables for the three months ended March 31, 2021and 2022 were as follows:

	Three months ended March 31,
	2021	2022	2022
	RUB	RUB	$
Balance at the beginning of period	1,798	2,716	32.3
Current period provision for expected credit losses	306	610	7.3
Write-off	(3)	(29)	(0.3)
Foreign exchange difference	3	47	0.5
Balance at the end of period	2,104	3,344	39.8

The Company’s past due receivables exceeding one year were in the amount of RUB 1,979 ($23.5) as of March 31, 2022.

Other Current Assets

Other current assets as of December 31, 2021 and March 31, 2022 consisted of the following:

	December 31, 2021	March 31, 2022	March 31, 2022
	RUB	RUB	$
Prepaid income tax	2,272	2,654	31.6
Loans to employees	1,674	1,250	14.9
Other receivables	859	1,061	12.6
Contract assets	659	826	9.8
Sales financing receivables	266	366	4.4
Interest receivable	308	258	3.1
Prepaid other taxes	202	239	2.8
Loans granted to third parties	509	95	1.1
Loans granted to related parties	39	14	0.2
Other	500	242	2.8
Total other current assets	7,288	7,005	83.3

The accrued interest receivable is excluded from the amortized cost basis of financing receivables. The Company did not write-off any accrued interest receivable during the three months ended March 31, 2021 and 2022.

F-10

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Other Non-current Assets

Other non-current assets as of December 31, 2021 and March 31, 2022 consisted of the following:

	December 31, 2021	March 31, 2022	March 31, 2022
	RUB	RUB	$
Loans to employees	5,241	5,642	67.1
Contract assets	874	910	10.8
VAT reclaimable	884	831	9.9
Restricted cash	123	264	3.1
Other receivables	427	148	1.8
Loans granted to related parties	290	146	1.7
Loans granted to third parties	4	4	0.1
Total other non-current assets	7,843	7,945	94.5

Investments in marketable equity securities

As of December 31, 2021 investments in current marketable equity securities in the amount of RUB 4,049 consisted of investments made for treasury purposes. In January and March 2022 the Company sold all these investments for an aggregate $54.6 (RUB 5,514 at the exchange rate as of the trade dates).

Equity method investments

The Company's equity method investments as of December 31, 2021 and March 31, 2022 consisted of the following:

	2021	2022	2022
	RUB	RUB	$
ClickHouse Inc	6,521	7,236	86.1
venture capital fund	2,347	2,445	29.1
other technology companies	557	866	10.2
Total equity method investments	9,425	10,547	125.4

Accounts Payable, Accrued and Other Liabilities

Accounts payable and accrued liabilities as of December 31, 2021 and March 31, 2022 comprised the following:

	December 31, 2021	March 31, 2022	March 31, 2022
	RUB	RUB	$
Trade accounts payable and accrued liabilities	57,794	52,758	627.5
Operating lease liabilities, current (Note 6)	10,525	11,333	134.8
Salary and other compensation expenses payable/accrued to employees	6,022	10,358	123.2
Content liabilities	5,410	6,103	72.6
Liabilities under the reverse factoring program	3,110	2,770	32.9
Finance lease liability, current (Note 6)	1,467	1,666	19.8
Accounts payable for acquisition of businesses	80	727	8.6
Bank deposits and liabilities	87	24	0.3
Total accounts payable and accrued liabilities	84,495	85,739	1,019.7

Income and non-income taxes payable

Income and non-income taxes payable in the unaudited condensed consolidated balance sheets includes income taxes payable in the amount of RUB 1,201 and RUB 1,305 ($15.5) as of December 31, 2021 and March 31, 2022, respectively.

F-10

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Revenues

Revenues in the unaudited condensed consolidated statements of operations includes revenues related to sales of goods in the amount of RUB 10,868 and RUB 18,914 ($224.9) for the three months ended March 31, 2021 and 2022, respectively.

4.	FAIR VALUE MEASUREMENTS

The fair value of assets and liabilities as of December 31, 2021 and March 31, 2022, including those measured at fair value on a recurring basis, consisted of the following:

	As of December 31, 2021				As of March 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB	$
Assets:
Loans to employees and related parties	—	7,693	—	7,693	—	6,513	—	6,513	77.5
Marketable securities	4,049	—	—	4,049	—	—	—	—	—
Investments in debt securities	452	—	—	452	154	—	—	154	1.8
	4,501	7,693	—	12,194	154	6,513	—	6,667	79.3
Liabilities:
Redeemable noncontrolling interests	—	—	869	869	—	—	435	435	5.2
	—	—	869	869	—	—	435	435	5.2

The Company measures the fair value of convertible debt and loans to employees for disclosure purposes. As of December 31, 2021 the fair value of convertible debt amounted to RUB 106,484 (level 2 of the fair value hierarchy). Due to current situation described in Note 10 the Company cannot measure the fair value of convertible debt reliably as of March 31, 2022 and believes that the range of possible outcomes may be between RUB 48,617 (based on market data of limited observable transactions) and RUB 104,460 (carrying amount).The carrying amount and fair value of loans to employees as of December 31, 2021 and March 31, 2022 were as follows:

	December 31, 2021		March 31, 2022
	Carrying amount	Fair value	Carrying amount		Fair value
	RUB	RUB	RUB	$	RUB	$
Assets:
Loans to employees and related parties	7,244	7,693	7,052	83.9	6,513	77.5
	7,244	7,693	7,052	83.9	6,513	77.5

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy for the three months ended March 31, 2021 and 2022.

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net of accumulated depreciation, as of December 31, 2021 and March 31, 2022 consisted of the following:

	December 31, 2021	March 31, 2022	March 31, 2022
	RUB	RUB	$
Servers and network equipment	90,566	93,419	1,111.0
Land and buildings	18,893	19,405	230.8
Finance lease right-of-use assets	18,058	19,317	229.7
Infrastructure systems	16,633	18,091	215.2
Office furniture and equipment	9,180	10,576	125.8
Other equipment	7,387	7,845	93.3
Leasehold improvements	3,284	3,814	45.4
Assets not yet in use	18,518	30,242	359.6
Total	182,519	202,709	2,410.8
Less: accumulated depreciation	(84,194)	(91,959)	(1,093.7)
Total property and equipment, net	98,325	110,750	1,317.1

F-10

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Assets not yet in use primarily represent infrastructure systems, computer equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements included in assets not yet in use amounted to RUB 325 and RUB 874 ($10.4) as of December 31, 2021 and March 31, 2022, respectively.

Depreciation expenses related to property and equipment for the three months ended March 31, 2021 and 2022 amounted to RUB 3,776 and RUB 5,791 ($68.9), respectively.

6.	LEASES

The Company has operating leases for corporate offices, warehouses, sorting centers, cars and parking spots. The Company’s leases have remaining lease terms of 1 to 8 years, some of which include options to terminate the leases within 1 year.

The Company has finance leases for warehouses, call center, sorting center and cars. The Company’s leases have remaining lease terms of 1 to 20 years, some of which include options to terminate the leases within 1 year.

The components of lease expense consist of the operating lease cost, which is disclosed in the unaudited condensed consolidated statements of cash flows, and the following costs:

	Three months ended March 31,
	2021	2022	2022
	RUB	RUB	$
Total variable lease cost	511	337	4.0
Finance lease cost:
Amortization of right-of-use assets	128	415	5.0
Interest on lease liabilities	60	332	3.9
Total finance lease cost	188	747	8.9

Variable lease payments mainly related to car leases for the Company’s carsharing business and represent mileage-based payments.

Supplemental balance sheet information related to leases was as follows:

	December 31,2021	March 31, 2022	March 31, 2022
	RUB	RUB	$
Operating leases
Operating lease right-of-use assets	36,245	34,788	413.7
Operating lease liabilities, current (Note 3)	10,525	11,333	134.8
Operating lease liabilities, non-current	24,642	23,544	280.0
Total operating lease liabilities	35,167	34,877	414.8

Finance lease liability, current (Note 3)	1,467	1,666	19.8
Finance lease liability, non-current	15,350	16,148	192.1
Total finance lease liabilities	16,817	17,814	211.9

F-10

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Maturities of lease liabilities as of March 31, 2022 were as follows:

	Operating leases		Finance leases
	RUB	$	RUB	$
Remainder of 2022	10,228	121.6	2,196	26.1
2023	11,960	142.2	3,067	36.5
2024	7,795	92.7	2,899	34.5
2025	3,578	42.6	4,979	59.2
2026	2,620	31.2	1,929	22.9
Thereafter	3,600	42.8	11,423	135.9
Total lease payments	39,781	473.1	26,493	315.1
Less imputed interest	(4,904)	(58.3)	(8,679)	(103.2)
Total	34,877	414.8	17,814	211.9

Information about weighted-average remaining lease term and weighted-average discount rate is presented below:

	Weighted average remaining lease term, years		Weighted average discount rate, %
	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022
Operating leases	4.0	3.8	6.2%	6.4%
Finance leases	9.1	8.7	7.3%	7.7%

The Company recognized sublease income of RUB 2,473 and RUB 2,596 ($30.9) for the three months ended March 31, 2021 and 2022, respectively, presented within the revenues line in the unaudited condensed consolidated statements of operations.

As of March 31, 2022, the Company had additional operating leases that have not yet commenced of RUB 865 ($10.3). These operating leases will commence in the fiscal year 2022 with lease terms of 5 to 7 years.

As of March 31, 2022, the Company had additional finance leases that have not yet commenced of RUB 20,912 ($248.7). These finance leases will commence in the fiscal year 2022 with lease terms of 10 to 20 years.

7.	INCOME TAX

Income taxes are computed in accordance with Russian Federation, Dutch and other national tax laws. The taxable income of Yandex LLC is subject to federal and local income tax at a combined nominal rate of 20% for the three months ended March 31, 2021 and 2022. Yandex N.V. is incorporated in the Netherlands, and its taxable profits are subject to income tax at the rate of 25% for the three months ended March 31, 2021, and 25.8% for the three months ended March 31, 2022.

The Company recorded income tax expense of RUB 3,795 and RUB 2,518 ($29.9) for the three months ended March 31, 2021 and 2022, respectively.

The Company’s tax provision for income taxes for interim periods is determined based on the current effective tax rate. The amount of income tax expense that would result from applying the Dutch statutory income tax rate to income before income taxes reconciled to the reported amount of income tax expense for the three months ended March 31, 2021 and 2022 was as follows:

F-10

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended March 31,
	2021	2022	2022
	RUB	RUB	$
Expected provision at Dutch statutory income tax rate of 25.8% for 2022 (25% for 2021)	144	(2,714)	(32.3)
Effect of:
Change in valuation allowance	2,268	1,825	21.7
Non-deductible share-based compensation	1,451	1,616	19.2
Other expenses not deductible for tax purposes	313	848	10.1
Tax on intercompany dividends	202	514	6.1
Difference in foreign tax rates	(366)	(147)	(1.7)
Other	(217)	576	6.8
Income tax expense	3,795	2,518	29.9

As of December 31, 2021 and March 31, 2022, the Company included accrued interest and penalties related to unrecognized tax benefits, totaling RUB 367 and RUB 374 ($4.4), respectively, as a component of other accrued liabilities in the unaudited condensed consolidated balance sheets.

As of December 31, 2021 and March 31, 2022, RUB 1,345 and RUB 1,382 ($16.4), respectively, of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Company does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

Movements in the valuation allowance for the three months ended March 31, 2021 and 2022 were as follows:

	Three months ended March 31,
	2021	2022	2022
	RUB	RUB	$
Balance at the beginning of the period	(7,840)	(12,482)	(148.4)
Charges to expenses	(2,268)	(1,825)	(21.7)
Effect of adoption of ASU 2020-06 (Note 1)	—	(1,330)	(15.8)
Foreign currency translation adjustment	384	(871)	(10.4)
Other	(90)	—	—
Balance at the end of the period	(9,814)	(16,508)	(196.3)

8.	CONTENT ASSETS, NET

Content assets, net as of December 31, 2021 and March 31, 2022 consisted of the following:

	December 31, 2021	March 31, 2022	March 31, 2022
	RUB	RUB	$
Licensed content, net
Released licensed content, net	7,840	8,185	97.3
Advances for licensed content	1,536	1,258	15.0
Produced content, net
Released, less amortization	1,927	1,950	23.2
In production and in development	2,464	3,254	38.7
Сontent assets, net	13,767	14,647	174.2

The following table represents the amortization of content assets:

	Three months ended March 31,
	2021	2022	2022
	RUB	RUB	$
Licensed content	1,347	2,117	25.2
Produced content	43	185	2.2
Total amortization of content assets	1,390	2,302	27.4

F-10

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

During the three months ended March 31, 2022 the Company entered into commitments for streaming content with future payments, excluding value added tax, amounting to RUB 1,296 ($15.4) in 2022, RUB 301 ($3.6) in 2023, RUB 36 ($0.4) in 2024 and 18 ($0.2) in 2025 and thereafter.

9.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In the ordinary course of business, the Company is a party to various legal proceedings, and subject to claims, certain of which relate to copyright infringement, as well as to the alleged breach of certain contractual arrangements. The Company intends to vigorously defend any lawsuit and believes that the ultimate outcome of any pending litigation, other legal proceedings or other matters will not have material adverse effect on the financial condition, results of operations or liquidity of the Company.

As of December 31, 2021 and March 31, 2022, the Company recorded corresponding liabilities for all of its legal matters that were probable and reasonably estimable of RUB 16 and RUB 11 ($0.1), respectively, in the accounts payable, accrued and other liabilities line on the unaudited condensed consolidated balance sheets.

As of December 31, 2021 and March 31, 2022 the Company was subject to various legal and regulatory matters that have arisen in the normal course of business. Related claims amounted to RUB 3,571 and RUB 4,001 ($47.6), respectively, and include, among others, employment related claims, data and privacy matters, claims for compensation in connection with car accidents, claims for termination of contracts, copyright infringement claims and other matters. The Company has not recognized a liability in respect of those claims because management does not believe that the Company has incurred a probable material loss by reason of any of those matters.

Environment and Current Economic Situation

The Company’s principal operations are located in Russia, and also has smaller, early-stage businesses that operate internationally. The current geopolitical crisis, and the responses of governments and multinational businesses to these events, have created significant challenges for the Company’s business and operations, both in Russia and globally. These factors may materially adversely affect the Company’s financial condition, results of operations, trading price, ability to operate and solvency.

In the ordinary course, the Company is exposed to the economic and financial markets of the Russian Federation, which display characteristics of an emerging markets. The legal, tax and regulatory frameworks continue to develop and are subject to interpretation and frequent changes.

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company. As of March 31, 2022, except for the unrecognised tax benefits described in Note 7, the Company accrued RUB 598 ($7.1) for contingencies related to non-income taxes, including penalties and interest, as a component of other accrued liabilities in the unaudited condensed consolidated balance sheets.

Business, economic and other risk factors may make the Company's estimates or concentrations vulnerable to significant changes in the short term. The significant changes in the external environment and the high degree of uncertainty about future geopolitical developments (including new potential sanctions and their impact on the Russian economy) make it difficult to evaluate the potential impact on the Company’s future financial performance. Any prolonged economic downturn in Russia as a result of sanctions, depreciation of the ruble, negative consumer sentiment or other macro factors could have a material adverse effect on the Company’s results of operations in 2022 and potentially beyond. For additional detailes on the Company’s risk exposure, see Annual Report on Form 20-F for the year ended December 31, 2021.

F-10

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

10.	CONVERTIBLE DEBT

In the first quarter of 2020, the Company issued and sold $1.25 billion in aggregate principal amount of 0.75% convertible senior notes due 2025 (the “Notes”).

The carrying value of the Notes as of December 31, 2021 and March 31, 2022 consisted of the following:

	December 31, 2021	March 31, 2022	March 31, 2022
	RUB	RUB	$
0.75% Convertible Senior Notes due March 2025	92,866	105,106	1,250.0
Unamortized debt discount	(6,477)	—	—
Unamortized debt issuance cost	(554)	(646)	(7.7)
Total convertible debt	85,835	104,460	1,242.3

Under the modified retrospective method of adoption of ASU 2020-06, the Company recorded a RUB 6,404 increase in the liability component from the derecognition of the debt discount and debt issuance cost associated with the equity component of the Notes as of January 1, 2022 (Note 1).

The Company recognized RUB 517 and RUB 53 ($0.6) as interest expenses related to the amortization of the debt discount and issuance expenses and RUB 174 and RUB 201 ($2.4) as interest expenses related to the contractual interest coupon for the three months ended March 31, 2021 and 2022, respectively. The effective interest rates on the liability component for the respective periods were 3.2% and 1.0%.

Under the terms of Notes, in the event of a suspension of trading of the Company’s Class A shares on NASDAQ of five trading days or more, the holders of the Notes have the right to require the Company to redeem their Notes at par in the full amount of $1,250 (RUB 105,106 at the exchange rate as of March 31, 2022) plus accrued interest. On February 28, 2022, NASDAQ imposed a suspension of trading in securities of a number of companies with material operations in Russia, including the Company’s Class A shares, which remained in place at the end of March 4, 2022. Therefore, the conditions for the holders of the Notes to be able to require redemption of their Notes have been satisfied. The Company has agreed with the members of an ad hoc committee of Note holders to amend the period during which the Note holders may exercise their redemption right until June 7, 2022. The Company would have an obligation to pay any such amounts within 14 business days thereafter. The Company does not have the funds available to redeem the Notes in full. These conditions raise substantial doubt about the Company's ability to continue as a going concern and the ability to meet its obligations as they become due within one year after these unaudited condensed consolidated financial statements are issued.

The Company is currently engaged in ongoing discussions with the advisors to the ad hoc committee of Note holders with a view to agreeing to the mutually acceptable restructuring of these obligations. Any amendment to the terms of the Notes requires the consent of holders of at least 75% of the principal amount of the Notes. Management believes that the Company will be able to reach agreement with the Note holders with respect to such restructuring. If such agreed arrangement requires a cash payment, the Company believes its principal Russian operating subsidiary will be able to refinance such obligations and receive the requisite approvals from the applicable authorities to distribute and to convert funds, to satisfy the Company’s obligations.

The unaudited condensed consolidated financial statements were prepared assuming that the Company will continue as a going concern based on management's intention to reach an acceptable resolution with the holders of the Notes. Therefore, the accompanying unaudited condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

For additional details related to convertible debt, see Note 13 to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

F-10

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

11.	SHARE-BASED COMPENSATION

The Company has granted Share-Based Awards to employees of the Company pursuant to it 2016 Equity Incentive Plan (the “2016 Plan”).

Share-Based Compensation Expense

The following table summarizes information about recognized share-based compensation expenses:

	Three months ended March 31,
	2021	2022	2022
	RUB	RUB	$
Restricted Share Units (“RSUs”)	3,969	5,008	59.6
Synthetic Options Programs	225	509	6.1
Performance Share Units (“PSUs”)	244	370	4.4
Options	96	195	2.3
RSUs in respect of the Self-Driving Group	994	117	1.4
RSUs and Options in respect of MLU Group	131	—	—
Other Business Unit Equity Awards	145	66	0.7
Total share‑based compensation expenses	5,804	6,265	74.5

Yandex N.V. Equity Incentive Plan

The following table summarizes information about non-vested share awards:

	Options		RSUs		PSUs
		Weighted		Weighted		Weighted
		Average		Average		Average
	Quantity	Grant Date	Quantity	Grant Date	Quantity	Grant Date
		Fair Value		Fair Value		Fair Value
Non-vested as of December 31, 2021	983,708	$21.75	10,217,045	$56.80	432,278	$103.85
Granted	—	—	1,166,161	19.56	62,046	57.53
Vested	(130,784)	18.44	(1,065,035)	41.91	—	—
Forfeited	—	—	(368,941)	58.39	—	—
Cancelled	—	—	(3,356,566)	50.51	(19,969)	106.31
Non-vested as of March 31, 2022	852,924	$22.26	6,592,664	$55.73	474,355	$97.69

In March 2022, the Company offered to all holders of Yandex N.V. RSUs an opportunity to exchange the portion of outstanding awards that would otherwise vested between February 28, 2022 and the end of 2022 in exchange for cash bonuses. An aggregate of approximate 3,300,000 Yandex N.V. RSUs outstanding equity awards were exchanged.

The exchange was accounted for as a modification of equity awards, resulting in no additional share-based compensation expense recognized in the unaudited condensed consolidated statements of operations; the effect will be recognized by a reclassification from equity to liability in the amount of the cash payments.

The total modification effect is an aggregate of approximate RUB 13,650 ($162.3) excluding tax effect, of which RUB 3,508 ($41.7) is recognized in liability with the corresponding reduction in additional paid-in capital as of March 31, 2022.

The replaced cash payment will be paid in accordance with the original 2022 vesting schedules of the exchanged RSUs.

As of March 31, 2022, there was RUB 43,473 ($517.0) of unamortized share-based compensation expense related to unvested share options, RSUs and PSUs which is expected to be recognized over a weighted average period of 2.93 years.

F-10

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Synthetic Options Equity Incentive Plans

The Company also grants share-based awards to the employees of several business units, comprised of a synthetic option awards in respect of the relevant business unit (“Synthetic Options”) and a linked RSU award.

The following table summarizes information about non-vested share awards:

	Options
			Weighted
			Average
	Quantity		Grant Date
			Fair Value
Non-vested as of December 31, 2021	1,632,259	RUB	4,008.5
Granted	182,720		5,945.0
Vested	(72,820)		3,492.1
Forfeited	(87,787)		3,155.8
Non-vested as of March 31, 2022	1,654,372	RUB	4,290.3

As of March 31, 2022, there was RUB 6,034 ($71.8) of unamortized share-based compensation expense related to unvested Synthetic Options which is expected to be recognized over a weighted average period of 3.02 years.

Self-Driving Group 2021 Equity Incentive Plan

Yandex Self-Driving Group B.V., a subsidiary of the Company (“SDG”), adopted the SDG 2021 Equity Incentive Plan (the “SDG Plan”) on February 11, 2021. Under the SDG Plan, SDG may grant equity-based awards, including restricted share unit awards, in respect of SDG. RSUs awarded under the SDG Plan entitle the holder to receive a fixed number of depositary receipts (“DRs”) representing Class A shares in SDG at no cost upon the satisfaction of certain time-based vesting criteria. On February 11, 2021, the Supervisory Board of SDG approved the grant of an aggregate of 2,132,749 SDG RSUs, representing a total of approximately 6.3% of the equity of Self-Driving Group on a fully diluted basis. Generally, SDG RSUs vest over a six-year period, 17% after one year, with the remaining vesting in equal amounts on the last day of each quarter over the following five years.

The following table summarizes information about non-vested share awards:

RSUs
Quantity
Non-vested as of December 31, 2021	1,062,729
Vested	(88,865)
Non-vested as of March 31, 2022	973,864

As of March 31, 2022, the unvested SDG B.V. RSUs is expected to be recognized over a weighted average period of 2.85 years.

Business Unit Equity Awards

The Company finalized the process of restructuring certain of the business units into separate legal structures in its Classifieds segment in 2016 and its Media Services segment in 2018 (together, the “Participating Subsidiaries”) to align the incentives of the relevant employees with the operations of the Participating Subsidiaries. For the three months ended March 31, 2022 the Company granted 0.4 million equity incentive awards under the 2016 Plan to the senior employees of these business units, which entitle the participants to receive options to acquire redeemable depositary receipts of shares in the respective operating subsidiaries upon the satisfaction of defined vesting criteria (the “Business Unit Equity Awards”) and 2.1 million remain outstanding as of March 31, 2022.

12.	SEGMENT INFORMATION

The Company determined its operating segments based on how the chief operating decision maker (“CODM”) manages the business, allocate resources, makes operating decisions and evaluates operating performance. The Company determined the following operating and reportable segments: Search and Portal, E-commerce, Mobility and Delivery,

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YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Media Services and Classifieds. The results of the Company’s remaining operating segments, including self-driving vehicles business (“Yandex SDG”), Zen, Yandex Cloud, Yandex Education, Devices, FinTech, Toloka, RouteQ and Yandex Lavka experiments in international markets (“Lavka Overseas”), that do not meet quantitative or qualitative thresholds for disclosure, are combined into the other category defined as Other Business Units and Initiatives which is shown separately from the reportable segments and reconciling items.

Starting in 2022, the Company introduced the following changes to its segments compared to those presented within the notes to the consolidated financial statements for the year ended December 31, 2021, in order to better reflect the operational structure of the businesses:

●	The Company transferred Ride-hailing, Yandex Drive, FoodTech, Yandex Delivery (Logistics) and Yandex Market reportable segments to a new reportable segment called E-commerce, Mobility and Delivery. The operating segment Yandex Uslugi (“Services”) was transferred to the E-commerce, Mobility and Delivery segment from Other Business Units and Initiatives;
●	The Company transferred Toloka, a data-centric AI solution that enables clients to generate machine learning data at scale, and RouteQ, a cloud platform using traffic forecasts to optimize last mile delivery (formerly known as Yandex Routing), from Search and Portal to the Other Business Units and Initiatives.

These changes have been applied retroactively to all periods presented.

Reportable segments derive revenues from the following services:

●	The Search and Portal segment includes Search, Geo, Yandex 360, Weather, News, Travel, Alice voice assistant and number of other services offered in Russia, Belarus and Kazakhstan;
●	The E-commerce, Mobility and Delivery segment includes transactional online-to-offline (O2O) businesses, which consist of (i) the mobility businesses, including ride-hailing in Russia and other countries across CIS and EMEA and Yandex Drive, scooters and car-sharing business for both B2C and B2B; (ii) the E-commerce businesses in Russia and CIS, including Yandex Market, multi-category e-commerce marketplace, Yandex Lavka Russia, hyperlocal convenience store delivery service, and grocery delivery service of Yandex Eats; and (iii) other O2O businesses, including Yandex Delivery, last-mile logistics solution for individuals, enterprises and SMB, Yandex Eats Food Delivery, ready-to-eat delivery service from restaurants, Lavka Israel, hyperlocal convenience store delivery service, and several smaller experiments;
●	The Media Services segment includes the subscription service Yandex Plus, Yandex Music, KinoPoisk, Yandex Afisha and production center Yandex Studio;
●	The Classifieds segment includes Auto.ru, Yandex Realty and Yandex Rent.

Operating segments of the Company may integrate products managed by other operating segments into their services, for which they pay royalties or other types of compensation. Such compensation represents intersegment transactions, which are included in revenues of the reportable segments presented below. The Company considers it to be impracticable to separately present revenues from external customers and intersegment transactions for each reportable segment as such information is not readily available and is not presented to the CODM. The Company accounts for intersegment revenues as if the services were provided to third parties, that is, at the level approximating current market prices.

The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources are presented below. Each segment’s assets and capital expenditures are not reviewed by the CODM.

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YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended March 31,
	2021	2022	2022
	RUB	RUB	$
Search and Portal:
Revenues	34,945	43,834	521.3
Adjusted EBITDA	17,106	18,399	218.9
E-commerce, Mobility and Delivery:
Revenues	34,132	54,899	652.9
Adjusted EBITDA	(3,161)	(8,203)	(97.6)
Media Services:
Revenues	3,486	5,831	69.3
Adjusted EBITDA	(1,257)	(3,171)	(37.7)
Classifieds:
Revenues	1,783	2,172	25.8
Adjusted EBITDA	385	277	3.3
Other Business Units and Initiatives:
Revenues	4,812	7,265	86.4
Adjusted EBITDA	(2,148)	(6,127)	(72.9)
Total segment revenues:	79,158	114,001	1,355.7
Total segment adjusted EBITDA:	10,925	1,175	14.0
Eliminations:
Revenues	(6,022)	(7,991)	(95.0)
Adjusted EBITDA	96	96	1.1
Total:
Revenues from external customers	73,136	106,010	1,260.7
Adjusted EBITDA	11,021	1,271	15.1

The reconciliation between adjusted EBITDA and net income/(loss) before income taxes for three months ended March 31, 2022 and 2021 is as follows:

	Three months ended March 31,
	2021	2022	2022
	RUB	RUB	$
Adjusted EBITDA	11,021	1,271	15.1
Less: depreciation and amortization	(5,257)	(7,467)	(88.8)
Less: share-based compensation expense	(5,804)	(6,265)	(74.5)
Add: interest income	1,177	1,362	16.2
Less: interest expense	(793)	(620)	(7.4)
Less: income/(loss) from equity method investments	(1)	(365)	(4.3)
Add: other income/(loss), net	459	1,538	18.3
Add: compensation expense related to contingent consideration	(227)	27	0.3
Net income/(loss) before income taxes	575	(10,519)	(125.1)

13.	SUBSEQUENT EVENTS

In May 2022, the Company granted pursuant to the 2016 Plan RSUs to purchase an aggregate of up to 258,451 Class A shares to its employees.